TIFFANY & CO.
                                  15 Sylvan Way
                        Parsippany, New Jersey 07054-3893
                             TELEPHONE 973-254-7755
                             FACSIMILE 973-254-7583



      HENRY IGLESIAS
Vice President - Controller










                                February 11, 2008


United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
      Attn:  H. Christopher Owings


      Re:      SEC Comment Letter - Dated January 29, 2008
               -------------------------------------------

               TIFFANY & CO. (the "Company")
               Form 10-K for the Fiscal Year Ended January 31, 2007 Filed March 30, 2007
               Definitive Proxy Statement on Schedule 14A
               Filed April 12, 2007
               Form 10-Q for the Fiscal Quarter Ended April 30, 2007 Filed June 4, 2007
               Form 10-Q for the Fiscal Quarter Ended July 31, 2007 Filed August 30, 2007
               Form 10-Q for the Fiscal Quarter Ended October 31, 2007 Filed November 30, 2007
               File No. 1-9494


Ladies and Gentlemen:

     We have reviewed your above-referenced Comment Letter dated January 29, 2008. The Company's detailed responses to the Commission's comments and inquiries are set forth below.

     Further to the below responses, the Company acknowledges the following:

               o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission
February 11, 2008
Page 2 of 23



               o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
               o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General
-------

     1. It appears from a February media report that your branded merchandise is sold in the Middle East under the franchise of Damas Jewellery LLC ("Damas"). The website of Damas indicates that it carries your brand and that it has showrooms in Sudan. Moreover, on page K-9 of your Form 10-K, you state that your merchandise is sold to independent distributors for resale in the Middle Eastern region. Your filing does not include any specific information regarding contacts with Sudan or with Iran or Syria, which are countries located in the Middle East. Sudan, Iran, and Syria are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated operations in, and other contacts with, Sudan, Iran, or Syria, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail the products you have provided into the referenced countries, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities controlled by those governments.


               The  Company's  wholly  owned  subsidiary,  Tiffany  and  Company
               ("Tiffany") is party to a written wholesale distribution agreement with Damas Jewellery LLC ("Damas"). That agreement limits Damas in the re-sale of TIFFANY & CO. merchandise to approved selling locations in the United Arab Emirates (Dubai and Abu Dhabi). The website of Damas does not indicate that Damas carries the TIFFANY & CO. brand in its showrooms in Sudan; on the contrary, it explicitly lists the approved selling locations referred to above. Tiffany has confirmed with Damas that it resells TIFFANY & CO. merchandise only in those locations within the United Arab Emirates.

               The Company does not sell its goods for resale in Sudan, Iran or Syria, nor has the Company ever engaged in such business with persons in Sudan or Iran. Tiffany previously had a wholesale arrangement with a retailer in Damascus, Syria. However, Tiffany terminated that arrangement pursuant to President George W. Bush's Executive Order issued May 11, 2004.


     2. Please discuss the materiality of any contacts described in response to the foregoing comment, and whether they would constitute a material investment risk for your security

United States Securities and Exchange Commission
February 11, 2008
Page 3 of 23

          holders. You should address materiality in quantitative terms, including, for each referenced country, the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three years. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

          We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. States including California, Connecticut, Maine, New Jersey, and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. A number of states have adopted or are considering legislation regarding the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Iran. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan, Iran, and Syria.

               In light of the foregoing response, the Company does not believe that it is necessary to discuss the arrangement with Damas, which, in any event, is not material to the Company's sales or profits.

Form 10-K for Fiscal Year Ended January 31, 2007
------------------------------------------------
Item1. Business, page K-3
-------------------------

     3. Please revise the first paragraph under this heading to describe briefly what the company does (e.g., sells and manufactures fine jewelry and other items through its operating subsidiaries).


               The Company will comply with this request by revising the first paragraph to state "Through its subsidiary companies, the Company sells fine jewelry and other items that it makes or has made by others to its specifications."

     4. On page K-4, we note the disclosure of sales by category as a percentage of both U.S. and Japanese retail sales. Please also disclose sales by category for each of the

United States Securities and Exchange Commission
February 11, 2008
Page 4 of 23

          company's  reportable  segments  (i.e.,  U.S.  Retail,   International
          Retail,   Direct  Marketing  and  Other).  See  Item  101(c)(1)(i)  of
          Regulation S-K.


               The Company will comply with this request (i) by replacing the chart on page K-4 entitled "Retail Sales of TIFFANY & CO. Jewelry by Category" with a chart entitled and reporting "Sales by Reportable Segment of TIFFANY & CO. Jewelry by Category" as set forth below (please note that "Other" and "Japan" are not reportable segments and thus will be excluded) and (ii) by adding additional average price point data to category descriptions that follow the chart (see underlined portions):

         Sales by Reportable Segment of TIFFANY & CO. Jewelry by Category*

                            % to total                    % to total                   % to total
                            US Retail Sales               US Retail Sales              US Retail Sales
         Category           2007                          2006                         2005
         -----------------------------------------------------------------------------------------------
         A                  XX%                           XX%                          XX%
         B                  XX%                           XX%                          XX%
         C                  XX%                           XX%                          XX%
         D                  XX%                           XX%                          XX%
         -----------------------------------------------------------------------------------------------

         Category            % to total                   % to total                   % to total
                             International                International                International
                             Retail Sales                 Retail Sales                 Retail Sales
                             2007                         2006                         2005
         -----------------------------------------------------------------------------------------------
         A                   XX%                          XX%                          XX%
         B                   XX%                          XX%                          XX%
         C                   XX%                          XX%                          XX%
         D                   XX%                          XX%                          XX%
         -----------------------------------------------------------------------------------------------

         Category           % to total                   % to total                   % to total
                            Direct Marketing Sales       Direct Marketing             Direct Marketing
                            2007                         Sales 2006                   Sales 2005
         -----------------------------------------------------------------------------------------------
         A                  XX%                          XX%                          XX%
         B                  XX%                          XX%                          XX%
         C                  XX%                          XX%                          XX%
         D                  XX%                          XX%                          XX%
         -----------------------------------------------------------------------------------------------

United States Securities and Exchange Commission
February 11, 2008
Page 5 of 23

          A) This category includes most gemstone jewelry and gemstone band rings, other than engagement jewelry. Most jewelry in this category is constructed of platinum, although gold was used in approximately XX% of pieces in 2007, approximately XX% of pieces in 2006 and approximately XX% of pieces in 2005. Most items in this category contain diamonds, other gemstones or both. The
                                                                             ---
               average  price-point  for  goods  sold in 2007,  2006  and  2005,
               -----------------------------------------------------------------
               respectively  for merchandise in this category was  approximately
               -----------------------------------------------------------------
               $X,XXX, $X,XXX and $X,XXX in the US Retail segment, approximately
               -----------------------------------------------------------------
               $X,XXX, $X,XXX and $X,XXX in the International Retail segment and
               -----------------------------------------------------------------
               approximately  $X,XXX,  $X,XXX and $X,XXX in the Direct Marketing
               -----------------------------------------------------------------
               segment.
               --------
          B) This category includes diamond rings and wedding bands marketed to brides and grooms. Most jewelry in this category is constructed of platinum, although gold was used in approximately XX% of pieces in 2007, approximately XX% of pieces in 2006 and approximately XX% of pieces in 2005. Most sales in this category are of items containing diamonds. The average price-point for
                                                    ----------------------------
               goods sold in 2007, 2006 and 2005,  respectively  for merchandise
               -----------------------------------------------------------------
               in this category was approximately  $X,XXX,  $X,XXX and $X,XXX in
               -----------------------------------------------------------------
               the US Retail segment, approximately $X,XXX, $X,XXX and $X,XXX in
               -----------------------------------------------------------------
               the International Retail segment and approximately $X,XXX, $X,XXX
               -----------------------------------------------------------------
               and  $X,XXX in the Direct  Marketing  segment.
               ----------------------------------------------
          C) This category generally consists of non-gemstone, gold or platinum jewelry, although small gemstones are used as accents in some pieces. The average price-point for goods sold in 2007, 2006
                            ----------------------------------------------------
               and 2005,  respectively  for  merchandise  in this  category  was
               -----------------------------------------------------------------
               approximately $X,XXX, $X,XXX and $X,XXX in the US Retail segment,
               -----------------------------------------------------------------
               approximately  $X,XXX,  $X,XXX  and  $X,XXX in the  International
               -----------------------------------------------------------------
               Retail segment and approximately $X,XXX, $X,XXX and $X,XXX in the
               -----------------------------------------------------------------
               Direct Marketing segment.
               -------------------------
          D) This category generally consists of non-gemstone, sterling silver jewelry, although small gemstones are used as accents in some pieces. The average price-point for goods sold in 2007, 2006 and
                       ---------------------------------------------------------
               2005,   respectively   for   merchandise  in  this  category  was
               -----------------------------------------------------------------
               approximately $X,XXX, $X,XXX and $X,XXX in the US Retail segment,
               -----------------------------------------------------------------
               approximately  $X,XXX,  $X,XXX  and  $X,XXX in the  International
               -----------------------------------------------------------------
               Retail segment and approximately $X,XXX, $X,XXX and $X,XXX in the
               -----------------------------------------------------------------
               Direct Marketing segment.
               ------------------------

     5. We note your disclosure regarding the percentage of total revenue contributed by jewelry sales for the periods presented. Please also disclose in tabular form for each period presented the amount or percentage of total revenue contributed by each class of similar non-jewelry products. See Item 101(c)(1)(i) of Regulation S-K.


               There  is no  disclosure  for  non-jewelry  products  because  no category of non-jewelry products represents 10% or more of consolidated net sales and is thus immaterial for disclosure purposes. The Company will indicate that no category of non-jewelry product represents 10% or more of consolidated net sales.

United States Securities and Exchange Commission
February 11, 2008
Page 6 of 23


     6. Please disclose on page K-9 in the discussion of the expansion of international operations the plans to close older Japanese stores and to open new ones disclosed elsewhere in the Form 10-K.

               The Company will comply with this request by expanded disclosure on page K-9 of plans to close older Japanese stores and to open new ones, as disclosed elsewhere in the Form 10-K.

Trademarks, page K-12
---------------------

     7. Please disclose the current status of the litigation filed by the company against eBay, Inc.

               The Company will comply with this request and will provide the current status, at the time of filing, of the litigation filed by Tiffany against eBay, Inc.

Merchandise Purchasing, Manufacturing and Raw Materials, page K-13
------------------------------------------------------------------

     8. Please disclose on page K-14 how the company's relationships with its vendors and suppliers are structured. For example, please disclose if there are written agreements with each of the vendors and on what terms such agreements may be terminated and if there are any penalties for terminating such agreements.

               The Company will comply and disclose on page K-14 how Tiffany's relationships with its finished goods merchandise vendors and suppliers are structured.

               We will disclose that Tiffany does not enter into long-term supply arrangements with its finished goods vendors. We will disclose that Tiffany does enter into written blanket purchase-order agreements with nearly all of its finished goods vendors. These agreements may be terminated at any time by Tiffany without penalty; such termination would not discharge Tiffany's obligations under unfilled purchase orders placed prior to termination. The blanket purchase-order agreements establish non-price terms by which Tiffany may purchase and by which vendors may sell finished goods. These terms include payment terms, shipping procedures, product quality requirements, merchandise specifications and vendor social responsibility requirements.

Competition, page K-16
----------------------

     9. Please provide support for the claims in the second paragraph under this sub-heading that reports by independent gemological associations create a "mistaken impression" that quality differences do not exist in diamonds. Please also provide support for the statement that "some competitors offer inferior diamonds..."

United States Securities and Exchange Commission
February 11, 2008
Page 7 of 23

               The Company will address this question by removing the statement that "some competitors offer inferior diamonds". Although Tiffany employees are well aware that this is true through market surveys, the Company will remove the statement rather than discuss such surveys. The Company will remove the statement regarding the "mistaken impression" and replace it with a statement that the Company chooses to stress quality over price in comparison to certain of its competitors.

Seasonality, page K-17
----------------------

     10. Please quantify here and on page K-40 the extent to which the company's business is seasonal.

               The Company will revise future disclosures to include the estimated percentage of net sales and net earnings that are earned in its fourth quarter.

Item 1A. Risk Factors, page K-18
--------------------------------

     11. Please revise the disclosure under this item to comply with Item 503(c) of Regulation S-K. A list of assumptions does not appear to be helpful to readers. Please consider disclosing each risk factor under a separate sub-caption and then include narrative disclosure of how that risk affects the company.

               The Company will continue to comply with Item 503(c) of Regulation S-K and will disclose each risk factor under a separate sub-caption and include a narrative disclosure of how that risk affects the Company.


Item 7. Management's  Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page K-27
------------------------

     12. Please revise this section as appropriate to disclose any known trends or uncertainties that are reasonably likely to have a material effect on the registrant's financial condition or results of operations. See SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm. For example, please disclose any trends in the fine jewelry industry that have or are likely to occur that would affect the company such as trends with respect to pricing, suppliers and customers. You discuss the trend of increase in store sales for 2007 on page K-34; please elaborate to explain the basis for this statement in the context of the trends mentioned here. And for 2008, discuss whether you expect to see store sales soften as a result of any slowdown in the domestic economy. See
          Item 303(a)(3)(ii) of Regulation S-K.

               The Company will expand its discussion of known trends or uncertainties, where applicable. Particularly, the Company will expand its disclosure under the sub-

United States Securities and Exchange Commission
February 11, 2008
Page 8 of 23

               heading "Outlook" on page K-34 to include the basis for expected changes in its performance objectives. In addition, in the Company's 10-K filing for the year ended January 31, 2008, the Company will address whether the Company expects any slowdown in the domestic economy to have an effect on future sales.

     13. Under Item 1, the company discloses on page K-6 the importance of maintaining the image associated with the Tiffany brand. Please disclose here or in an appropriate place in the discussion of your business how the company maintains the Tiffany brand as well as how such decisions have or will affect the company's business, including its products, store locations and other strategic initiatives of the company.

               The Company will disclose in an appropriate place a discussion of the steps that Tiffany takes to maintain the TIFFANY & CO. brand as well as how such steps have or will affect the Company's business, including its products, store locations and other strategic initiatives of the Company.

     14. We note your disclosure that the increase in net sales is partially attributed to new store openings, but you do not quantify the impact in dollars. Given your stated objective to increase the number of new stores opened each year, it is important that investors understand the impact new store operations had on sales during each period. Please revise your discussion to quantify and disclose in dollars the amount of sales of your new stores in 2006 and the incremental effect of having stores opened in 2005 being open all of 2006, so investors can better understand the portion of the overall change in your retail sales from period to period that relates to your new store openings. Similarly, please also revise your discussion for other periods as well. Refer to Item 303(a)(3) of Regulation S-K.


               The Company will revise future disclosures to quantify the dollar impact of non-comparable stores. Please see the response under comment #16 for an example of the revised disclosure.

     15. We note your disclosure that the increase in net sales is partially attributable to the increase in comparable store sales each period. You currently just disclose the percentage point increase comparable store sales growth. Please revise your discussion to also quantify and disclose in dollars the amount of your increase in net sales that results your comparable stores each period so investors can better understand the portion of the overall change in you retail sales from period to period. Refer to Item 303(a)(3) of Regulation S-K.

               The Company will revise future disclosures to quantify the increase in dollars of comparable store sales. Please see the response under comment #16 for an example of the revised disclosure.

United States Securities and Exchange Commission
February 11, 2008
Page 9 of 23

     16. In the carry-over paragraph on page K-29 and K-30, please quantify the increase in average sales amount per transaction. In addition, please disclose to what extent the increase is attributable to the company raising its prices on merchandise, and if so, whether the company expects to continue to increase prices. Please also disclose whether you expect "favorable conditions for consumer spending" to continue and what the impact would be if such conditions do not continue.

               The Company will revise future disclosures to quantify the impact that changes in the average sales amount per transaction had on consolidated net sales. While the Company adjusts its retail prices from time to time, management does not prepare or analyze any information to quantify the effect that raising prices had on the overall increase in the average sales amount per transaction. Thus, it is difficult for management to draw any conclusions about such potential effect. However, the Company will disclose that it will continue to adjust retail prices to address specific market conditions and product cost increases. In addition, the Company will continue to qualitatively discuss management's assessment as to the change in average sales amount per transaction, as we disclosed on page K-29 and K-30. The Company will revise future disclosures to discuss any known trends or uncertainties that may affect sales results. As an example, the Company's U.S. Retail segment discussion would be revised to read as follows:

                    U.S. Retail sales increased in 2006 and 2005 as a result of comparable store sales growth of $61,885,000 (or 5%) and $73,596,000 (or 7%) in 2006 and 2005 and non-comparable store sales growth of $41,601,000 and $27,966,000 in those periods. In 2006 and 2005, the New York Flagship store's sales increased 9% and 5% and comparable branch store sales increased 4% and 7%. Comparable store sales growth in both years was driven entirely from increases in the average sales amount per transaction. Management attributes the increased amount per transaction to sales of higher-priced merchandise as well as generally favorable conditions for consumer spending. In 2006 and 2005, the Company experienced growth across a range of jewelry categories, with especially strong results in jewelry with diamonds. The Company opened five new U.S. stores in 2006 and four new U.S. stores in 2005.

     17. Please expand the discussion to quantify the results of operations for both the Direct Marketing and Other segments on page K-31.

               The Company will revise future disclosures to quantify the results of operations for the Direct Marketing segment. In addition, although Other is a non-reportable segment and less than 10% of revenue, the Company will continue to provide expanded disclosure with regards to the sales within Other as noted in the disclosure in the October 31, 2007 10-Q filing on page 16. As an example, the

United States Securities and Exchange Commission
February 11, 2008
Page 10 of 23

               Company's Direct Marketing segment discussion would be revised to read as follows:

                    Direct Marketing sales rose in both 2006 and 2005. Approximately half of the increase resulted from an increase in the number of orders shipped and half of the increase resulted from an increase in the average order size in both years. Website traffic and orders have continued to increase as customers have shifted their purchases from catalogs to the Internet. Catalogs remain an effective marketing tool for both retail and Internet sales, but the Company has reduced catalog circulation and in 2006 began e-mail marketing communications to customers.

Gross Margin, page K-31
-----------------------

     18. We note that your gross margin declined in 2006 due primarily to increased volume of low-margin wholesale diamond sales. Please also disclose what percent of your net sales for fiscal 2006 were from wholesale diamond sales and changes you expect in the 2007 sales mix between wholesale and retail sales.

               Beginning with the Company's April 30, 2007 10-Q filing, the Company disclosed the dollar amount of wholesale sales of diamonds within the sub-heading "Net Sales" on page 13. The Company will continue to follow a similar format in future filings. In addition, the Company will disclose any expected changes in the sales mix between wholesale and retail sales, if the Company expects it to have a material impact on gross margin in the future.

Earnings from Operations, page K-32
------------------------------------

     19. Please disclose if you expect the decline in earnings from your U.S. Retail segment to continue in future periods. Please explain or revise accordingly to reconcile your disclosure here that the decline in gross margin is due to higher product costs as opposed to a higher mix of wholesale diamond sales as discussed under gross margin analysis.

               In future filings the Company will disclose if it expects the decline in earnings from the U.S. Retail segment to continue.

               The disclosure of the change in Gross Margin on page K-31 is done on a consolidated basis and not on a reportable segment basis. Any material changes to gross margin in the Company's segments would be disclosed within the sub-heading "Earnings from Operations" as found on page K-32. On page K-31 under the sub-heading "Net Sales" the Company states that wholesale sales of diamonds are part of the non-reportable segment Other. Therefore, the impact of a higher mix of wholesale diamond sales on gross margin would not affect the U.S. Retail reportable segment.

United States Securities and Exchange Commission
February 11, 2008
Page 11 of 23

Interest Expense and Financing Costs, page K-33
-----------------------------------------------

     20.  Please quantify the increases in interest expense on page K-33.

               The Company will revise future disclosures to quantify the increase in interest expense.

Other Income, Net, page K-33
----------------------------

     21.  Please quantify the increase in other income, net on page K-33.

               The Company will revise future disclosures to quantify the increase in other income, net.

Liquidity and Capital Resources, page K-35
------------------------------------------
Financing Activities, page K-35
-------------------------------

     22. On page K-38, under the sub-heading "Recent Borrowings," please disclose the amount outstanding under the company's revolving credit facility as of the end of the fiscal year. Please also disclose that the lead bank on the credit facility is the Bank of New York.

               The Company will revise future filings to disclose the amount outstanding under the revolving credit facility. The Company currently discloses that borrowings under the revolving credit facility may be made from eight participating banks. The Company does not believe it is necessary to disclose that the Bank of New York is the administrative agent of the credit facility, since borrowings are made proportionately from each of the eight participating banks based on their level of commitment.

     23. In light of your more aggressive program for store openings, as indicated on page K-30, please elaborate upon how you intend to finance your expansion plans.

               As disclosed under the sub-heading "Contractual Cash Obligations and Commercial Commitments" on page K-40, management anticipates that cash on hand, internally-generated cash flows and the funds available under the Credit Facility will be sufficient to support the Company's planned worldwide business expansion, share repurchases, debt service and seasonal working capital needs for the foreseeable future.

     24. Please confirm that the company does not have any off-balance sheet arrangements required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

United States Securities and Exchange Commission
February 11, 2008
Page 12 of 23

               The Company confirms that it does not have any off-balance sheet arrangements and the Company will revise future disclosures to include this confirmation.

Item 8. Financial Statements and Supplementary Data, page K-44
--------------------------------------------------------------
Consolidated Financial Statements
---------------------------------
Notes to Consolidated Financial Statements
------------------------------------------
Note A - Nature of Business, page K-50
--------------------------------------

     25. Please revise your disclosure to explain your business relationship of Tiffany & Co. Japan Inc. with Mitsukoshi Ltd. of Japan and the number of retail locations operated under your agreement with Mitsukoshi Ltd. of Japan. Please clarify who has overall responsibility for management of these operations, and disclose the more significant areas of how your retail operations under the agreement differ from your other retail operations.

               The significance of the business relationship between Tiffany & Co. Japan Inc. with Mitsukoshi Ltd. of Japan ("Mitsukoshi") has declined over the past several years. As of January 31, 2008, sales at Mitsukoshi boutiques represented approximately 5% of consolidated net sales. This compares to 9% and 10% in fiscal years 2006 and 2005. The Company expects this decline to continue as it continues its worldwide expansion plans. The Company has continued to disclose its relationship with Mitsukoshi in Item 1. Business on page K-8 due to its long-standing relationship with Mitsukoshi in order to provide investors with an update on how that relationship has evolved. However, since sales at the Company's Mitsukoshi boutiques have declined in importance, and because the Company expects such sales to continue to decline, the Company does not believe it is necessary to specifically discuss its relationship with Mitsukoshi within the Nature of Business footnote. Moreover, the Company expects to revise its disclosure under Item 1. Business accordingly.

Note B - Summary of Significant Accounting Policies
---------------------------------------------------
Revenue Recognition, page K-54
------------------------------

     26. You disclose on page K-8 that under certain of the retail locations operated under your agreement with Mitsukoshi Ltd. of Japan the retail staff, inventory risk as well as credit risk does not is not your responsibility. Please provide us a more detailed explanation of your responsibilities at the retail locations operated under the agreement with Mitsukoshi Ltd. of Japan and how you record the sales in these operations under EITF 99-19. Revise your accounting policy disclosure to clarify the areas of responsibility and risk as it relates to retail locations operated under this agreement to support your reporting revenues on a gross basis.

               The  Company   records   revenue  on  sales  in  connection  with
               Mitsukoshi on a gross basis. The Company has considered EITF 99-19 "Reporting Revenue Gross as a

United States Securities and Exchange Commission
February 11, 2008
Page 13 of 23


               Principal  versus Net as an Agent" in its  reporting and believes
               the  most   significant   indicators   supporting  gross  revenue
               reporting for this arrangement are:

                    o    The Company has general  inventory  risk;
                    o    The Company has latitude in establishing  price;  and
                    o The Company is involved in the determination of the product or service specifications.

               These indicators are supported by the following terms in the Company's arrangement with Mitsukoshi:

                    o The Company has title and ownership of the merchandise until such time as it is sold to a customer;
                    o Ownership and title reverts back to the Company if a customer returns merchandise;
                    o The Company establishes the retail-selling price for merchandise that is sold to a customer;
                    o The Company controls the selection of merchandise that is placed and sold at the boutiques; and
                    o The Company determines merchandise display and packaging, signage and advertising for boutiques.

               As noted above, the Company has title and ownership of the merchandise until such time as it is sold to a customer; title and ownership reverts back to the Company if a customer returns merchandise. While the Company maintains title and ownership, risk of loss varies depending on whether the boutique is a Standard Boutique or a Concession Boutique. In Standard Boutiques, where Mitsukoshi provides retail staff, Mitsukoshi bears responsibility for loss or damage to the merchandise. In Concession Boutiques, where the Company provides retail staff, the Company bears the risk for loss or damage to the merchandise.

               Since sales in Mitsukoshi boutiques represented 5% of consolidated net sales in fiscal 2007, and because the Company expects this percentage to continue to decline as a result of its continued worldwide expansion, the Company does not believe it is necessary to amend its revenue recognition disclosure to specifically address the areas of responsibility and risk as it relates to the retail locations operated with Mitsukoshi.


Cost of Sales, page K-54
------------------------

     27. Please expand your disclosure to indicate what manufacturing costs related to merchandise is included in costs of sales with respect to items you manufacture. In this

United States Securities and Exchange Commission
February 11, 2008
Page 14 of 23


          regard, please also discuss the impact of your internal manufacturing on your results of operations beginning on page K-29.

               The Company will revise future disclosures to indicate that manufacturing costs are included in cost of sales. As an example, the Company's disclosure would be revised to read as follows:

                    Cost of sales includes costs related to the purchase of merchandise from third parties, the cost to internally manufacture merchandise (metal, gemstones, labor and overhead), inbound freight, purchasing and receiving, inspection, warehousing, internal transfers and other costs associated with distribution and merchandising. Cost of sales also includes royalty fees paid to outside designers and customer shipping and handling charges.

               The Company will discuss the effect of internal manufacturing on its results of operations in the future, if material. The Company does not believe its manufacturing operations had a material financial effect which required separate disclosure in fiscal years 2007, 2006 or 2005.

Note J - Debt, page K-60
------------------------

     28.  Please  disclose  the   repercussions  of  not  meeting  the  material
          covenants on your long-term debt. Please also disclose the existence of any cross-default provisions.

               The  Company  will  revise  future   disclosures   to  state  the
               following:

                    In the event of any default of payment or performance obligations extending beyond applicable cure periods under the provisions of any one of the Credit Facility, Senior Notes or Term Loans, the loan agreements may be terminated or payment of the notes accelerated. Further, each of the Credit Facility, Senior Notes or Term Loans contain cross default provisions permitting the termination of the loans, or acceleration of the notes, as the case may be, in the event that any of the Company's other debt obligations is terminated or accelerated prior to its expressed maturity.

Note L - Commitments and Contingencies, page K-64
-------------------------------------------------

     29. We note your agreement with Tahera Diamond Corporation, a Canadian diamond mining and explorations company, which allows you to purchase or market all of the diamonds to be mined at the Jericho mine. You disclose that in consideration of that agreement you provided a $35 million credit facility to finance the development and construction of the mine and a working capital loan commitment. Your financing of this

United States Securities and Exchange Commission
February 11, 2008
Page 15 of 23


          arrangement appears to represent a controlling financial interest in the mining project. Please provide us with your evaluation of this agreement with respect to the provisions of FIN 46(R). Please explain to us why you do not believe, if true, that you are the primary beneficiary in this arrangement whereby the assets would be subject to consolidation under the requirements of FIN 46(R).

               Background
               ----------
               In October 2004, the Company entered into (i) a Diamond Purchase and Marketing Agreement ("Purchase Agreement") and (ii) a Cdn$35 million Debt Financing Agreement with Tahera Diamond Corporation ("Tahera"), a Canadian publicly held diamond mining company which operates the Jericho diamond mine ("Jericho").

               Under the Purchase Agreement, the Company purchases from Tahera, at market prices plus a small premium, all diamonds from Jericho that meet its quality standards ("QR"). In addition, the Company markets and sells all other diamonds from Jericho not meeting its standards ("NQR") and receives a 5% commission.

               Under the Debt Financing Agreement, the Company loaned Cdn$35 million to Tahera, to be used exclusively for the development and construction of Jericho, for working capital purposes, and for exploration costs specified prior to closing of the financing.

               Accounting
               ----------
               The Company believes that this transaction is exempt from applying FIN 46(R) "Consolidation of Variable Interest Entities an interpretation of ARB No. 51" under the business scope exception in FIN 46(R). Paragraph 4h of FIN 46(R) states that an entity may be exempt from applying FIN 46(R) unless one of the conditions below is met:

               a) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.
               b) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the
                    reporting   enterprise  and  its  related  parties.
               c) The reporting enterprise and its related parties provide more than half of the total equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.
               d) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

United States Securities and Exchange Commission
February 11, 2008
Page 16 of 23


               Analysis
               --------

               a) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.

               The Company did not participate in the design or redesign of Tahera. Tahera was an existing Canadian publicly traded company prior to entering into this arrangement with the Company.

               b) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

                    o When the Company entered into the agreements, the Company expected to purchase only a portion of
                         Jericho's   diamond   production   for   its   own  use
                         (approximately one-third of the dollar value). The actual production purchased to-date for the Company's use has been less than the Company originally expected.
                    o The Company pays Tahera market prices plus a small premium from all diamonds purchased for the Company's use.
                    o Upon entering into the agreements, Tahera had interests in at least four other mining properties which were subject to future development. While Tahera is prohibited, under the Purchase Agreement, from production at these other properties, Tahera was not prohibited from development activities with respect to those properties. The limitations under the Purchase Agreement do not allow Tahera to begin production at another property until the Jericho mine has been depleted or Tahera has repaid all borrowings and accrued interest and all other sums due under the Debt Financing Agreement.
                    o With regards to NQR, the Company receives a commission of 5% which does not constitute a significant portion of Tahera's expected future cash flow.

               Therefore, based on the above, substantially all of Tahera's activities do not involve or are not conducted on behalf of the Company.

               c) The reporting enterprise and its related parties provide more than half of the total equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.

United States Securities and Exchange Commission
February 11, 2008
Page 17 of 23



                    o Tahera's subordinated financial support consists primarily of equity and the credit facility provided by the Company. In October 2004, Tahera had an estimated market capitalization of Cdn$174 million ($140 million). In addition, the Company was not obligated to fund the credit facility until an equity offering of no less than Cdn$45 million was completed, which further increased the market capitalization before the credit facility was funded and the Purchase Agreement was executed.

                    o For purposes of this evaluation, the Company's purchases of QR under the supply agreement are not considered a variable interest, and correspondingly are not considered to be "subordinated financial support" because the contract is based on fair value. Thus such purchases do not constitute a variable interest as they only create, rather than absorb variability for Tahera's shareholders. Based on the fair value of the other interests in Tahera, the Company does not believe that its Cdn$35 million loan, when considered in conjunction with the other arrangements noted above, constitutes more than half of the total subordinated financial support of Tahera.

               d) The activities of the entity are primarily related to securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

                          Tahera's   business   purpose   is   the   exploration
                          and commercialization of diamond mines, and based on review of Tahera's public filings in Canada, the entity does not engage in securitizations or other forms of asset-backed financings or single-lessee leasing arrangements.

               Reconsideration Event
               ---------------------
               In June 2006, the Debt Financing Agreement was amended to add an additional Working Capital Loan Commitment of Cdn$8 million. The Company considered this additional arrangement with the existing arrangements and determined that the transactions remained exempt from applying FIN 46(R) under the business scope exception in FIN 46(R) for the following reasons:

               1)   All of the considerations and conclusions reached in October
                    2004 in items  (a) - (d)  above  remained  the  same.
               2)   In addition,  Tahera had an estimated market  capitalization of Cdn$361 million ($324 million) at June 30, 2006. Therefore, based on the fair value of the other interests in the entity, in June 2006, the Company's arrangement with Tahera did not constitute more than half of the total subordinated financial support of the entity.

United States Securities and Exchange Commission
February 11, 2008
Page 18 of 23



Note R - Segment Information, page K-77
---------------------------------------

     30. We note your disclosure on page K-13 and K-14 that some of the merchandise you offer for sale is supplied from your jewelry, silver goods and hollowware manufacturing facilities located in the U.S. Please provide us a summary of the operating activity and related costs and expenses of your manufacturing operations and related assets, and explain to us why you do not consider these operations to be a separate reportable segment as defined by SFAS 131. Please tell us your basis for aggregating your manufacturing operations with your retail sales operations in complying with the requirements of paragraph 17 of SFAS 131. If you include your manufacturing operations in the reportable segment you identify as "Other," please revise your disclosure to indicate so.

               The following is a summary of the expenses and assets related to the manufacturing operations:

                                                                1/31/07

               Manufacturing operating expenses
                  Internal Labor and Overhead                  $102,414,000
                  Metals and Gemstones                          433,529,000*
                                                               -------------
                  Total                                        $535,943,000

                  Manufacturing Fixed Assets, net              $ 75,203,000

                  * - consists primarily of third party purchases


               The Company does not consider its internal manufacturing operations to be an operating segment as defined by SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" for the following reasons:

                    o The Company has identified five members of senior management who collectively have been identified as the chief operating decision maker ("CODM"). Neither the
                         CODM  group  nor the  Board  of  Directors  review  the
                         operating results of the manufacturing operations. Therefore, the Company does not believe its manufacturing operations meet the definition of an operating segment as defined by paragraph 10b of SFAS No. 131 which requires operating results to be regularly reviewed by the CODM in order to make decisions about resources and assess performance.

                    o The CODM group evaluates the performance of the business based on the sales and operating margins of the distribution channels, which is consistent with the Company's segment disclosure and paragraph 4 of SFAS

United States Securities and Exchange Commission
February 11, 2008
Page 19 of 23


                         No. 131 that states the objective of SFAS No. 131 is to present information "based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance."
                    o Only one member of the CODM group reviews the financial results of the manufacturing operations. This member reviews the results solely because the manufacturing operations report to him. However, the financial results are reviewed for each manufacturing location on a stand alone basis. There is no fully consolidated income statement for all of the manufacturing locations.

Exhibits 31.1 and 31.2
----------------------

     31. In paragraph two, three and four you have replaced the word "report" with "annual report." The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. In future filings please make these corrections.


               The Company will address this question by making the correction and changing the reference to "annual report" to "report" in paragraphs two, three and four in order to maintain the exact format provided by Item 601 (b) (31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A
------------------------------------------
Business Conduct Policy and code of Ethics, page PS-14
------------------------------------------------------

     32. Please disclose the company's policy with respect to the disclosure of waivers to the code of ethics. See Item 406(d) of Regulation S-K.

               The Company has not adopted a policy by which it will satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of its code of ethics by posting such disclosure on its Internet website. Should the Company adopt such a policy, it shall make the disclosure of such intention and its Internet address as required under Item 406 (d) of Regulation S-K.

Compensation of the CEO and Other Executive Officers, page PS-19
----------------------------------------------------------------
Compensation Discussion and Analysis, page PS-19
------------------------------------------------


     33. Please explain whether the "annual profit plan" under "Short-term Incentives" on page PS-20 is the same as the "strategic plan" composed by the executive officers described on page PS-19. If not, please provide additional detail regarding the annual profit plan, including who drafts it and any quantitative measures that it includes. Also, we note the disclosure that annual incentive awards are "formula-driven." Please disclose the formula used to determine awards.

United States Securities and Exchange Commission
February 11, 2008
Page 20 of 23


               The "annual profit plan" referred to on page PS-20 is not the same as the "strategic plan" described on page PS-19. The former is the plan for the coming fiscal year drafted by management and approved by the Company's Board of Directors. The annual profit plan is a component of the four-year strategic plan, which is similarly drafted and approved. In the future the Company will make these distinctions clear, describe the drafting process and the elements of the profit plan. Although the Company has disclosed the formula used for annual incentive awards under "DISCUSSION OF SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS, Non-Equity Incentive Plan Awards", PS-33, in the future the Company will either include such formulae in the Compensation Discussion and Analysis or make an appropriate cross-reference.

     34. We note the disclosure on page PS-20 that the committee awards annual bonuses to "the other executive officers" and that the committee makes these awards on a discretionary basis. Please disclose what you mean by "other executive officers" and describe the factors that the committee considers in awarding such bonuses.


               The term "other executive officers" refers to those executive officers who are not eligible to earn annual incentive awards but who are eligible to earn bonuses instead (i.e. executive officers other than the named executive officers). In the future, the Company will make this distinction clear. On page PS-33 the Company stated that "[i]t has been the Committee's practice to pay bonuses on the basis of the same performance goals as annual incentive awards." Should the Committee elect to include other factors in the award of bonuses to the other executive officers, the Company will describe the factors considered.

     35. Please disclose with respect to the company's performance-based restricted stock units on page PS-21, the current EPS and ROA goals on which such awards are based and how such goals are determined (we note that the formulas are currently disclosed on pages PS-34 and PS-35).


               With respect to the performance-based restricted stock units awarded to the executive officers, the Company disclosed the EPS and ROA goals on which such awards are based on page PS-34. The Company will continue to make such disclosure in the future. The Company has described the goal-setting process on pages PS-19 through PS-21. In the future the Company will disclose the linkage between this process and the strategic plan.

United States Securities and Exchange Commission
February 11, 2008
Page 21 of 23


Competitive Compensation Analysis, page PS - 22
-----------------------------------------------

     36. We note the disclosure on PS-23 that the chief executive officer is being compensated at the 50th percentile and the other executive officers were above the median and that as a result, no change in compensation was required for Fiscal 2007. Please disclose whether the company engages in benchmarking annually such that the committee seeks to have the executive officers' compensation reach a certain percentile in relation to the companies surveyed. If so, please disclose additional detail about how the company uses benchmarking (including identifying the benchmark) and how it helps achieve the compensation committee's goals. See Item 402(b)(2)(xiv) of Regulation S-K.


               To date, the Compensation Committee has not set a target percentile in relation to the companies surveyed but reviews benchmarking studies to determine which executives fall between the 25th to 75th percentiles of the market. In the future the Company will disclose that the Company engages in benchmarking annually and whether the committee seeks to have the executive officers' compensation reach a certain percentile in relation to the companies surveyed. The Company believes that the discussion on PS-22 and PS-23 under Competitive Compensation Analysis describes how the committee uses benchmarking, identifies the benchmarks and how it helps to achieve the committee's goals.

     37. Please disclose whether Mr. King is expected to continue to receive discretionary bonuses or whether he will receive awards under the annual incentive plan.


               Effective for fiscal year 2008, Mr. King will receive awards under the annual incentive plan and not as a discretionary bonus. This will be disclosed.

Compensation Committee Process, page PS-26
------------------------------------------

     38. Please expand your discussion of tally sheets to disclose who prepares the tally sheets and how they affected compensation decisions. See Staff Observations in the Review of Executive Compensation Disclosure (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm)
          (October 9, 2007).


               In the future, the Company will disclose that its human resources department prepares the tally sheets to the specifications of the Compensation Committee; that the tally sheets are only one factor among others, including benchmarking, that are taken into consideration by the Compensation Committee; and that the

United States Securities and Exchange Commission
February 11, 2008
Page 22 of 23



               tally sheets help the committee to assess the total compensation and equity position of each executive officer.

Potential Payments on Termination or Change in Control, page PS-46.
-------------------------------------------------------------------

     39. Please add a column to the table on page PS-46 to disclose the total potential payments due upon a change of control for each of the names executive officers.


               In the future, the Company will add a column to the table provided under "POTENTIAL PAYMENTS ON TERMINATION OR CHANGE IN CONTROL" to be labeled "Total Potential Payments Assuming Both a Change in Control and a Subsequent Termination of Employment".

Form 10-Q for the Fiscal Quarter Ended April 30, 2007
-----------------------------------------------------
Form 10-Q for the Fiscal Quarter Ended July 31, 2007
----------------------------------------------------
Form 10-Q for the Fiscal Quarter Ended October 31, 2007
-------------------------------------------------------

     40. Please confirm that you will address the comments above in your future Forms 10-Q as applicable.

               The Company will revise future disclosures in its 10-Q filings to address the comments above as applicable.

     41. Please include the updated earnings guidance that appears in the company's quarterly earnings releases in an appropriate place in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Forms 10-Q.

               The Company will revise future disclosures in its 10-Q filings to include updated earnings guidance.

     Form 10-Q for the Fiscal Quarter Ended April 30, 2007
     -----------------------------------------------------

     42. We note in the earnings release for the quarter ended April 30, 2007 that the company disclosed a LIFO inventory charge of $6,889,000 which was $5,523,000 more than the inventory charge in the quarter ended April 30, 2006. Please disclose this charge in an appropriate place in the Form 10-Q.

               The Company will revise future disclosures in its filings to quantify the dollar impact of any material LIFO inventory charges that are discussed in the earnings release.

                                      *****
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United States Securities and Exchange Commission
February 11, 2008
Page 23 of 23



     Please direct any questions regarding these responses to the Commission's comments to Henry Iglesias, Vice President - Controller, at (973) 254-7755 or James Fernandez, Executive Vice President & Chief Financial Officer, at (212) 230-5315 or Patrick Dorsey, Senior Vice President, General Counsel & Secretary, at (212) 230-5320.

                                                              Sincerely,



                                                              Henry Iglesias

     Copy:

     Michael J. Kowalski, Chairman and Chief Executive Officer
     James N. Fernandez, Executive Vice President and Chief Financial Officer Patrick McGuinness, Senior Vice President - Finance
     Patrick B. Dorsey, Senior Vice President, Secretary and General Counsel